UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

AVON PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of
incorporation or organization)

1-4881
Commission file number

13-0544597
(IRS Employer Identification No.)
777 Third Avenue, New York, N.Y. 10017-1307
(Address of principal executive offices) (Zip Code)

David Powell (212) 282-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

INFORMATION TO BE INCLUDED IN THE REPORT

This report for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements related to “conflict minerals” pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

When used in this report, the terms "Avon," the "Company," "we," "our" or "us" mean, unless the context otherwise indicates, Avon Products, Inc. and its consolidated subsidiaries.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
2014 Overview
Avon supports ending the violence and human rights violations in the Democratic Republic of Congo and adjoining countries (each a “covered country” and collectively, the “covered countries”) and, as described herein, has taken steps during 2014 and 2015 to strengthen our supply chain due diligence capability and traceability with respect to certain “conflict minerals,” which include cassiterite, columbite-tantalite (coltan), gold, and wolframite and their derivatives, tin, tantalum, and tungsten. Avon’s conflict minerals position statement is available at http://www.avoncompany.com/corporate-responsibility/about-cr/positions-policies/conflict-minerals/

We are a global manufacturer and marketer of beauty and related products. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare (which includes personal care), fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Both product categories consist of products that include conflict minerals in their creation. For example, during 2014, some of our raw ingredients used in the manufacture of certain color and skincare products in our Beauty category contained tin or gold. Other minerals may be used indirectly as a catalyst in the production of Beauty products. In addition, certain jewelry, electronic and other products within the Fashion & Home category also contain these minerals.

In accordance with the Rule, we have determined that conflict minerals are necessary to the functionality or production of certain products manufactured and/or contracted to be manufactured by us during the 2014 compliance period. We therefore conducted a Reasonable Country of Origin Inquiry (“RCOI”) that was reasonably designed to determine whether any conflict minerals originated in a covered country or are from recycled or scrap sources (as defined by paragraph (d)(6) of Item 1.01 of Form SD).

Description of RCOI
To the best of our knowledge, Avon has not sourced any minerals, including conflict minerals, directly from mines, smelters or refiners and is several layers removed from these market activities. As such, the 2014 RCOI provided an opportunity for us to engage with suppliers and acquire information regarding the potential use and source of conflict minerals in products that they provide to Avon.

Targeted Suppliers
In total, Avon targeted 744 suppliers to participate in the RCOI. We surveyed a broad-base of tier-one direct suppliers in our Beauty and Fashion & Home products as part of our review of our supply chain.

We also surveyed contract manufacturers of Beauty products who may acquire and/or manufacture products at Avon’s direction.

In line with our objective of enhancing supply chain traceability and transparency and engaging suppliers, we determined that it would be appropriate to include in the RCOI direct suppliers of raw ingredients and contract manufacturers who sold products to us during the 2014 compliance period, even if in certain instances it was unlikely that such suppliers provided us with products containing conflict minerals.

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For Fashion & Home suppliers, we identified suppliers who provided products to Avon during the 2014 compliance period. In light of the volume of these suppliers, we first included suppliers that comprised collectively approximately 80 - 90% of Avon’s Direct Fashion & Home procurement costs in each of our four geographic regions (Latin America, Europe, Middle East & Africa, North America, and Asia Pacific). Next, we undertook a risk assessment to identify and include other potentially in-scope Fashion & Home suppliers, including for example, those supplying certain products such as jewelry and products containing electronic components.

Supplier Engagement
We asked suppliers to complete an online conflict minerals survey using the Conflict Mineral Reporting Template developed by the Conflict Free Sourcing Initiative (the “Survey”). The Survey includes questions regarding the use and origin of conflict minerals used in products supplied to Avon. In addition, the Survey seeks information with respect to a supplier’s policies, processes and due diligence efforts regarding conflict minerals, including engagement with its own direct suppliers.

To encourage awareness and to inform suppliers who may be unfamiliar with conflict minerals and the Rule, Avon provided background information on the Rule. In addition, we provided step-by-step instructions for accessing and responding to the Survey. Avon continued to manage a dedicated email address for supplier questions about the conflict minerals or for assistance in completing the Survey.

Non-responsive suppliers received up to three e-mail reminders to complete the Survey, and an escalation letter for suppliers that remained unresponsive after the final survey submission deadline. In addition, Avon employees with responsibility for the supplier relationship conducted periodic outreach with non-responsive suppliers to follow-up and drive Survey completion.

RCOI Results
Of the 744 suppliers targeted, 556 provided timely responses, which represents a response rate of 75%, compared to 59% for the prior year.

The Company has determined that the responses obtained in the RCOI were insufficient to form the basis for a reasonable belief that none of the conflict minerals necessary to the functionality or production of the finished goods in those categories originated in a covered country. The Company has therefore exercised due diligence on the source and chain of custody of these conflict minerals as described in Exhibit 1.01 (the “Conflict Minerals Report”).

This Form SD and the Conflict Minerals Report are available at http://www.avoncompany.com/corporate-responsibility/about-cr/positions-policies/conflict-minerals/

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Avon Products, Inc.
(Registrant)

/s/ David Powell
Name: David Powell
Title: Senior Vice President of Business Transformation and Global Supply Chain
Date: June 1, 2015

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